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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67895

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterview Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12770 Coit Road, Suite 1218
(No. and Street)

Dallas (City) TX (State) 75251 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry S. Starks - (469) 916-3937
(Area Code – Telephone Number)

SEC Mail Processing Section FEB 14 2020 Washington DC 413

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – *if individual, state last, first, middle name*)

325 N. St. Paul Street, #3100 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission Trading and Markets FEB 14 2020 RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

RMS ✓

OATH OR AFFIRMATION

I, Larry S. Starks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterview Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

LUCIANA Z DA SILVA
Notary ID #130415807
My Commission Expires
October 22, 2023

NOTARY PUBLIC STATE OF TEXAS

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Waterview Securities, Inc.

Financial Statements with Supplemental Information Pursuant to Rule 17a-5(d)

Year Ended December 31, 2019

Waterview Securities, Inc.

Table of Contents

	Page
Financial Statements:	
Report of Independent Registered Public Accounting Firm	iii
Statement of Financial Condition	1
Statement of Income	2
Statement of Changes in Stockholder Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5 - 7
Supplemental Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8

Report of Independent Registered Public Accounting Firm

To the Stockholder of Waterview Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Waterview Securities, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, changes in stockholder equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I,

Computation of Net Capital Under Rule 15c3-1, under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
January 27, 2020

Waterview Securities, Inc.

Statement of Financial Condition

December 31, 2019

ASSETS		
Current assets:		
Cash	$	633,628
Prepaid expenses		580
FINRA deposit		30
Total current assets	$	634,238
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$	1,387
Accrued expenses		4,745
Total current liabilities		6,132
Commitments and contingencies (Notes 2 and 6)		
Stockholder equity:		
Common stock - $0.01 par value, 100,000 shares authorized; 25,001 shares issued and outstanding		250
Additional paid-in capital		24,750
Retained earnings		603,106
Total stockholder equity		628,106
Total liabilities and stockholder equity	$	634,238

The accompanying notes are an integral part of these financial statements.

Waterview Securities, Inc.

Statement of Operations

For the Year Ended December 31, 2019

Revenues:	
Fee and service revenue	$ 1,632,732
Operating expenses:	
General and administrative	3,434
Bonuses	980,000
Referral fees	70,500
Regulatory fees	4,329
Professional fees	40,999
Expense sharing	4,800
Total operating expenses	1,104,062
Operating income	528,670
Other income (expense):	
State margin tax expense	(4,745)
Total other income (expense)	(4,745)
Net income	$ 523,925

The accompanying notes are an integral part of these financial statements.

Waterview Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2019

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances at, January 1, 2019	25,001	$ 250	$ 24,750	$ 79,181	$ 104,181
Net income	-	-	-	523,925	523,925
Balances at, December 31, 2019	25,001	$ 250	$ 24,750	$ 603,106	$ 628,106

The accompanying notes are an integral part of these financial statements.

Waterview Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash flows from operating activities	
Net income	$ 523,925
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	5,833
Prepaid expenses	(320)
FINRA deposit	(5)
Accounts payable	1,387
Accrued expenses	4,745
Unearned revenue	(5,833)
Net cash provided by operating activities	529,732
Cash flows from financing activities	
Total cash flows from financing activities	-
Increase in cash and cash equivalents	529,732
Cash at beginning of year	103,896
Cash at end of year	$ 633,628

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Waterview Securities, Inc., a Texas Subchapter S Corporation, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides merger and acquisition advisory services and investment banking services that may include the private placement and transfer of securities. The Company does not hold or receive customer funds or securities.

Substantially all of the Company's business is conducted with customers located in the United States.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Fee and service revenue
Fee and service revenue result primarily from raising capital and financial advisory services surrounding mergers and acquisitions for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned.

Accounts receivable
Accounts receivable are individually reviewed for collectability each month and are written off once they are determined to be uncollectible by management.

Income taxes
The Company has elected to be treated as a Subchapter S corporation under the Internal Revenue Code. In lieu of corporate income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

The company is subject to state tax and accordingly recognized $4,745 of expense related to Texas margin tax, for the year ended December 31, 2019.

As of December 31, 2019, no interest or penalties related to uncertain tax positions had

Note 1 - Nature of Business and Summary of Significant Accounting Policies

been accrued.

Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments. The Company minimizes its credit risk associated with cash by utilizing high credit quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $627,495 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2019. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Stockholders' Equity

The Company is authorized to issue 100,000 shares of common stock, with a par value of $0.01 per share. It is classified as a "small business corporation" and its stock is classified as §1244 stock as defined by the Internal Revenue Code (IRC). The maximum amount

Note 3 – Stockholders' Equity

to be received by the Company in consideration of its stock to be issued pursuant to this IRC section shall not exceed $1,000,000. There are 25,001 shares issued and outstanding as of December 31, 2019.

Note 4 - Related Party Transactions

On August 1, 2019, the Company entered into an expense-sharing agreement with Waterview Investment Banking, Inc. ("WIB") whereby it provides office space and incurs certain general and administrative expenses for the benefit of the Company. The Company reports these expenses as expense sharing and professional fees in the statement of operations. The fees paid to the WIB amounted to $39,799 for the year ended December 31, 2019.

Waterview Securities, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

Net capital		
Total stockholders' equity	$	628,105
Less nonallowable assets:		610
Net capital	$	627,495
Aggregate indebtedness		
Aggregate indebtedness liabilities	$	6,132
Computations of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	409
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	622,495
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	621,495
Percentage of aggregate indebtedness to net capital		0.98%

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's unaudited FOCUS II-A Report.

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Stockholder
Waterview Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Waterview Securities, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Waterview Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the exemption provisions) and (b) Waterview Securities, Inc. stated that Waterview Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Waterview Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Waterview Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
January 27, 2020

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

Rule 15c3-3 Exemption Report

For the Year ended 12/31/19

Waterview Securities, Inc., SEC Registration Number 8-67895

To the best knowledge and belief of Waterview Securities, Inc. ("Waterview"), Waterview is exempt from the provisions of SEA Rule 15c3-3 because Waterview met, for all of 2019 without exception and currently meets without exception, conditions set forth in paragraph (k) (2) (i) of Rule 15c3-3. Specifically, Waterview does not carry any customer accounts, Waterview does not accept customer funds or securities, and Waterview does not have any transactions between the broker or dealer and its customers.

Regards,

Larry S. Starks
President, CCO & GSP

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder
Waterview Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Waterview Securities, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2019, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
January 27, 2020

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com